KN
5/16

06007858

AB 4/19

SECU[illegible] ISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED APR 03 2006 WASH. D.C. 156

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Girard Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
455 South Gulph Road
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard B. Seidel 610-337-7640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Partners, Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 22 day of March 20__.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
RICHARD B. SEIDEL, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires April 23, 2009

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD PARTNERS, LTD.

Financial Statements

December 31, 2005

GIRARD PARTNERS, LTD.

Table of Contents

BKI
BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Girard Partners, Ltd. as of December 31, 2005 and 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Partners, Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beucler, Kelly & Irwin, Ltd

January 24, 2006

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

GIRARD PARTNERS, LTD.
Statements of Financial Condition
December 31, 2005 and 2004

Assets

	2005	2004
Current Assets		
Cash	$ 43,588	$ 43,576
Accounts receivable	409	100
Unbilled fees and accrued commissions	200,270	156,000
Prepaid expenses	5,643	4,040
Total Current Assets	249,910	203,716
Property and Equipment		
Furniture and equipment (net of accumulated depreciation of $50,559 and $57,137 in 2005 and 2004, respectively)	34,919	32,266
Other Assets		
Security deposit	7,305	7,305
Total Other Assets	7,305	7,305
Total Assets	$ 292,134	$ 243,287

Liabilities and Stockholders' Equity

	2005	2004
Liabilities		
Accounts payable and accrued expenses	$ 11,477	$ 1,436
Payroll taxes payable	16,363	20,080
Total Current Liabilities	27,840	21,516
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized and 100 shares issued and outstanding	16,500	16,500
Additional paid-in capital	21,000	21,000
Retained earnings	226,794	184,271
Total Stockholders' Equity	264,294	221,771
Total Liabilities and Stockholders' Equity	$ 292,134	$ 243,287

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Advisory and consulting fees	$ 663,348	$ 526,697
Dealer income	108,327	121,194
Insurance/Annuity commissions	11,347	7,585
Operating Revenue	783,022	655,476
Investment income	1,389	853
Rental income	17,783	22,000
Other Revenue	19,172	22,853
Total Revenue	802,194	678,329
Expenses		
Salaries	452,171	319,327
Payroll taxes	37,467	26,006
Employee benefits	24,488	15,625
SIMPLE contributions	13,475	8,808
Auto expense	6,940	4,357
Bank charges	268	114
Contributions	0	100
Commissions	206	5,045
Depreciation	9,494	9,651
Insurance	9,634	5,780
Legal and professional fees	14,685	8,969
Loss on trading errors	189	5,004
Marketing	28,925	25,692
Miscellaneous	1,632	1,666
Office expense	39,213	40,785
Other tax	2,073	1,610
Registration fee	5,099	6,150
Rent	75,370	96,337
Telephone	10,002	9,008
Travel and entertainment	19,382	16,173
Utilities	8,958	5,729
Total Expenses	759,671	611,936
Net Income	$ 42,523	$ 66,393

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2005 and 2004

	Common Stock				
	Number of Shares	Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2003	100	$ 16,500	$ 21,000	$ 144,878	$ 182,378
Stockholder Distributions				(27,000)	(27,000)
Net Income for Year Ended December 31, 2004				66,393	66,393
Balance, December 31, 2004	100	16,500	21,000	184,271	221,771
Net Income for Year Ended December 31, 2005				42,523	42,523
Balance, December 31, 2005	100	$ 16,500	$ 21,000	$ 226,794	$ 264,294

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities		
Net income	$ 42,523	$ 66,393
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,494	9,651
Change in operating assets and liabilities:		
Unbilled fees and accrued commissions	(44,270)	(41,000)
Accounts receivable	(309)	113
Prepaid expenses	(1,603)	0
Accounts payable and accrued expenses	10,041	290
Payroll taxes payable	(3,717)	9,248
Net Cash Provided by Operating Activities	12,159	44,695
Cash Flows from Investing Activities		
Purchase of property and equipment	(12,147)	0
Net Cash Used by Investing Activities	(12,147)	0
Cash Flows from Financing Activities		
Distributions to stockholders	0	(27,000)
Net Cash Used by Financing Activities	0	(27,000)
Increase in Cash and Cash Equivalents	12	17,695
Cash and Cash Equivalents, Beginning	43,576	25,881
Cash and Cash Equivalents, Ending	$ 43,588	$ 43,576
Schedule of Interest and Income Taxes Paid		
Interest	$ 0	$ 0
Income taxes	$ 0	$ 0

See Accompanying Notes.

Note 1 – **Nature of Operations**

Girard Partners, Ltd. was organized as a Pennsylvania corporation on March 9, 1995 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 17 of the Securities Exchange Act of 1934. The Company provides investment advisory services as well as estate and tax planning, financial record keeping and other fiduciary services.

Note 2 – **Summary of Significant Accounting Principles**

Recognition of Income

Investment advisory fees are billed after each quarter end and are based upon portfolio values at the end of the quarter. Investment advisory fees for the fourth quarter were estimated by management based upon third quarter billings and assets under management for the fourth quarter. Dealer load and trail fees for December were estimated by management based upon prior history and known transactions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

Note 2 – Summary of Significant Accounting Principles, Continued

Advertising Costs

Advertising costs are expensed when incurred.

Note 3 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors.

Note 4 – Net Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $15,748 at December 31, 2005.

Note 5 – Leases

Effective February 1, 2005, the Company's lease for office space was amended to extend the lease term through May, 2008. Rent expense, including common area charges, for 2005 and 2004 was $75,370 and $96,337, respectively. The Company subleases a portion of the space on a month-to-month basis. Total rental income for 2005 and 2004 was $17,783 and $22,000, respectively. The Company also entered into a thirty-nine (39) month automobile lease beginning in August, 2004. The monthly payment required is $485. Future minimum lease payments are as follows:

Year Ended December 31,	Lease Payments
2006	$ 80,391
2007	80,946
2008	32,396
	$ 193,733

Note 6 – Savings Incentive Match Plan for Employees

Effective February 26, 2001, the Company established a savings incentive match plan for employees (SIMPLE) under section 408(p) of the Internal Revenue Code. Employees who are reasonably expected to receive at least $3,000 in compensation for a calendar year are eligible to participate. For each calendar year, the Company is required to make either matching contributions up to a limit of 3% of the employees' compensation or nonelective contributions equal to 2% of the eligible employees' compensation. The Company's contributions amounted to $13,475 and $8,808 for the years ended December 31, 2005 and 2004, respectively.

Note 7 – Property and Equipment

Property and equipment consists of the following at December 31, 2005:

	Useful Life	Cost
Computer equipment and software	3 – 5 years	$ 12,147
Office equipment	5 years	10,344
Office furniture	7 – 10 years	62,987
		85,478
Accumulated depreciation		(50,559)
Total Property and Equipment		$ 34,919

Depreciation expense amounted to $9,494 and $9,651 for the years ended December 31, 2005 and 2004, respectively.

Note 8 – Shareholders' Agreement

The Company and all of its stockholders have entered into an agreement whereby no stockholder may transfer shares without first offering the Company and the remaining stockholders the right of first refusal. Upon the death of a stockholder, the Company is obligated to buy all of the shares held by the deceased stockholder at a price determined under the Shareholders' Agreement unless the remaining stockholders agree to purchase some or all of the shares.

Note 9 – Contingencies

The Company has been contacted by the PA Securities Commission (the "Commission") regarding a former employee who was not properly registered in the Commonwealth due to a clerical error involving the finger print card. The Company maintains this individual was never required to be registered and is currently holding discussions with the Commission. The outcome of these discussions could possibly require additional fees and/or reimbursement of expenses to be paid to the Commission. As of December 31, 2005, a reasonable estimate of fees or expenses due, if any, could not be determined.

SUPPLEMENTARY INFORMATION

GIRARD PARTNERS, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Computation of Basic Net Capital Requirement
December 31, 2005

Total Stockholders' Equity from Statement of Financial Condition	$	264,294
Deduct Nonallowable Assets		
Unbilled fees and accounts receivable		200,679
Security deposit		7,305
Prepaid expenses		5,643
Furniture and equipment at depreciated cost		34,919
		248,546
Net Capital Before Haircut on Securities		15,748
Haircut on Securities Held		0
Net Capital	$	15,748
Computation of Basic Net Capital Requirement		
Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,856
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$	5,000
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	10,748
Reconciliation of Net Capital with FOCUS Report		
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	15,853
Reconciling Differences		
Interest Income		(105)
Net Capital per Above	$	15,748

GIRARD PARTNERS, LTD.
Computation of Aggregate Indebtedness
December 31, 2005

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$	27,840
Add:		
Drafts for immediate credit		0
Market value of securities borrowed for which no equivalent value is paid or credited		0
Total Aggregate Indebtedness	$	27,840
Ratio: Aggregate Indebtedness to Net Capital		1.77 to 1

GIRARD PARTNERS, LTD.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2005

The Company is exempt from rule 15c3-3 and falls under the provisions of rule 15c3-3(k)(2)(i) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Girard Partners, Ltd. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beucler, Kelly + Irwin, Ltd

January 24, 2006

Beucler, Kelly & Irwin, Ltd.